NEWS RELEASE
Kelso Technologies Inc.
July 30, 2025
Canada: TSX: KLS

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2025

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"),(TSX: KLS) reports that the Company has released the unaudited interim consolidated financial statements and Management Discussion and Analysis for the three months ended June 30, 2025.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated. The Company's unaudited interim consolidated financial statements and MD&A for the three months ended June 30, 2025 were approved by the Board of Directors on July 30, 2025.

HIGHLIGHTS:

• Kelso Technologies Inc. announces its second consecutive profitable quarter.

• The Company reported Q2-2025 net income of $72,175 or $0.00 per share. Excluding discontinued operations, the Company reported net income of $70,705.

• For Q2-2025, gross revenue decreased by 8.6% YoY to $2.64 million compared to $2.89 million in Q2-2024. The revenue decline was mainly due to macroeconomic challenges, as Kelso's main customers adopted a cautious stance in response to new tariffs in April and May. Since the beginning of June, the Company has observed signs of improvement as the industry adjusts to current conditions.

• In the first half of 2025, the Company cut total expenses by 30% ($580,303) year over year through disciplined cost management. While revenue in the second quarter was affected by new tariff-related uncertainty for tank car builds, the Company remained profitable, highlighting strong operational execution. Ongoing strategic planning and innovation continue to support sustainable revenue growth despite persistent challenges.

• For FY2025, the company believes that sales growth will be flat to slightly positive, ranging from 0% to 5%, compared to fiscal year 2024. Looking ahead, the company anticipates that new tank car builds will be lower in 2026 before rebounding in 2027. In preparation for this expected recovery, Kelso is maintaining disciplined cost management and ensuring operational readiness to seize growth opportunities as industry demand strengthens in the coming years. This strategy is designed to position the company to capitalize on the anticipated demand and enhance profitability.

• During the three months ended June 30, 2025, the Company repaid in full the $250,000 previously drawn on its $500,000 line of credit in the first quarter. As a result, the Company now has access to the entire $500,000 available under its line of credit.

• On July 08, 2025, Kelso Technologies Inc. ("Kelso") and Kitchener Holdings Corp.  ("Kitchener") reached a settlement agreement to resolve the lawsuit filed by Kitchener against Kelso in October 2024. The settlement agreement marks the conclusion of all matters between the parties, bringing an end to the legal proceedings. Both parties have agreed to the terms set out in the settlement agreement, which includes the execution of a Full and Final Release by Kitchener and the dismissal of the lawsuit. Kelso and Kitchener have agreed to maintain confidentiality of the settlement terms and the facts surrounding the settlement.

SUMMARY OF FINANCIAL PERFORMANCE

Three months ended June 30	2025	2024 *
Revenues	$2,643,208	$2,891,591
Gross Profit	$1,075,446	$1,359,771
Gross profit margin	41%	47%
Adjusted EBITDA	($19,451)	($396,227)
Net income (loss)	$72,125	($544,930)
Basic earnings (loss) per share - continuing ops	$0.00	($0.01)
Basic earnings (loss) per share - discontinued ops	($0.00)	($0.00)

Six months ended June 30	2025	2024 *
Revenues	$5,801,283	$5,544,195
Gross Profit	$2,485,201	$2,469,597
Gross profit margin	43%	45%
Non-cash expenses	($192,655)	$72,576
Taxes recovery (expense)	$446	($236,923)
Net Income (Loss)	$484,462	($1,243,686)
Profit (Loss) from discontinued operations	($91,225)	($914,490)
Basic earnings (loss) per share - continuing ops	$0.01	($0.01)
Basic earnings (loss) per share - discontinued ops	($0.00)	($0.02)

Liquidity and Capital Resources	June 30, 2025	Dec 31, 2024 *
Working capital	$2,682,405	$2,125,386
Cash	$488,273	$153,147
Accounts receivable	$1,303,613	$1,091,304
Net Equity	$4,713,491	$4,229,030
Total assets	$6,591,231	$6,570,345
Common shares outstanding	55,160,086	54,443,422

(*) FY2024 numbers adjusted for discontinued operations. Refer to Note 16 of the Q2-2025 Financial Statements.

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

2025-Q2 Kelso Financials Summary	2

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2025 the Company had cash on deposit in the amount of $488,273, accounts receivable of $1,303,613 prepaid expenses of $46,765 and inventory of $2,674,352 compared to cash on deposit in the amount of $153,147, accounts receivable of $1,091,304 prepaid expenses of $30,876 and inventory of $3,042,749 as at December 31, 2024. The Company had income tax payable of $16,524 at June 30, 2025 compared to $68,024 at December 31, 2024.

The working capital position of the Company as at June 30, 2025 was $2,682,405 compared to $2,125,386 as at December 31, 2024. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $6,591,231 as at June 30, 2025 compared to $6,570,345 as at December 31, 2024. Net assets of the Company were $4,713,491 as at June 30, 2025 compared to $4,229,030 as at December 31, 2024.

During the year ended December 31, 2024, the Company also obtained a line of credit of $500,000. During the three months ended June 30, 2025, the Company repaid in full the $250,000 previously drawn on its $500,000 line of credit in the first quarter. As a result, the Company now has access to the entire $500,000 available under its line of credit. Amounts drawn on the line of credit bear interest at the Wall Street Journal Prime Rate (WSJ Prime Rate) plus 1.00%. At June 30, 2025, the WSJ Prime Rate was 7.50%. The line of credit is secured by a general security agreement over the Company's assets.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A.

OUTLOOK

The company is emerging from a challenging financial landscape, influenced by macroeconomic headwinds in the first half of 2025. The improvements to operational efficiency and reduction of overhead costs undertaken by the new management team are beginning to bear fruit with positive earnings.

Kelso Technologies Inc. anticipates sales growth to be flat to slightly positive, in the range of 0% to 5%, compared to fiscal year 2024. A primary emphasis for the fiscal year 2025 will be to uphold cost management as the company gears up for the expected rise in new tank car production anticipated to commence in the coming years. This strategic plan will enable the company to take advantage of the growing demand and enhance profitability.

Kelso is currently seeking full approval from the Association of American Railroads (AAR) for its Bottom Outlet Valve (BOV) and Angle Valve (AV), both of which are progressing through their required service trial periods. These pending approvals are anticipated to create new revenue opportunities, particularly due to the increased value of comprehensive package offerings for both general purpose and pressure tank cars.

The forecast for tank car deliveries has shown a slight improvement compared to recent trends. After averaging just over 8,700 cars annually from 2021 to 2023, actual deliveries for 2024 exceeded 10,000 cars, with FTR predicting a modest rise to 10,325 in 2025. This production level indicates a 15.8% increase over the average from 2021 to 2023, presenting an opportunity for better outcomes. Industry forecasts predict fewer than 10,000 new builds in 2026, rising to 13,000 units in 2027. Kelso's strategic emphasis on securing AAR approvals is in line with this anticipated market growth, positioning the company to take advantage of future demand increases.

SUMMARY

The Company is confident in its ability to generate new value and expects continued success in its established rail markets. With no long-term debt that accrues interest and optimistic sales outlooks from larger, more diverse markets, Kelso can focus on increasing its equity value through financial performance supported by a wider array of new proprietary products.

2025-Q2 Kelso Financials Summary	3

About Kelso Technologies

Kelso is a diverse product engineering company that specializes in the creation, production, sales and distribution of proprietary products used in rail and other transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of commodities during transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include that our new rail products will sell once AAR approvals are secured; and that current working capital and anticipated sales activity are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that risks in the rail industry including tariffs, high interest rates, inflation and supply chain issues may reduce or delay business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, that customers may not purchase the Company's products for their tank cars; that capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch Chief Executive Officer Email: investor@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: investor@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

2025-Q2 Kelso Financials Summary	4